Exhibit 2.4

MERGER PROTOCOL

THE UNDERSIGNED:

(1)	Epicor Software Corporation, a corporation incorporated under the laws of Delaware, with its corporate headquarters having its address at 195 Technology Drive, Irvine, California 92618, United States of America (“Epicor”);

and

(2)	Scala Business Solutions N.V., a company with limited liability incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, and having its address at Prinsengracht 739-741, 1017 JX Amsterdam, The Netherlands (“Scala”);

WHEREAS:

A.	The issued share capital of Scala consists of ordinary shares with a nominal value of EUR 0.45 each (the “Shares”). The Shares are listed on the Official Market of Euronext Amsterdam N.V. (“Euronext”);

B.	The issued share capital of Epicor includes common stock, par value $.001 per share (the “Common Stock”). The Common Stock is listed on The NASDAQ National Market of The Nasdaq Stock Market Inc. (“Nasdaq”);

C.	Epicor now intends to buy the Shares by way of making a public offer for the Shares in the manner as further described below (the acquisition of the Shares and the public offer shall collectively be referred to herein as the “Offer”);

D.	Scala and Epicor believe that the discussions in connection with the Offer have reached a stage where the expectation is justified that a transaction as contemplated herein can be agreed by them, and they wish to lay down their respective rights and obligations to make and effectuate the Offer and the completion of the purchase and transfer of the Shares in this Merger Protocol (the “Merger Protocol”).

HEREBY AGREE AS FOLLOWS:

1.	The Offer

1.1	The Offer will, subject to the conditions of this Merger Protocol, be an offer in cash for the Shares at an expected price of $ 1.8230 per Share (as adjusted pursuant to the provisos below, the “Cash Offer Price”) tendered pursuant to the Offer (a “Tendered Share”) plus 0.1795 shares of Common Stock (“Offered Common Stock”) per Tendered Share (the Offered Common Stock, together with the Cash Offer Price, being the “Offer Price”); provided, however, that if the product of the average closing price of the Common Stock during the 10 trading day period ended two full trading days prior to the Tender Closing Date and the Offered Common Stock (“Closing Value”) is less than USD$ 1.8327

(“Signing Value”), then the Cash Offer Price will be increased by an amount equal to the lesser of (x) 20% of the Signing Value set forth above and (y) the amount by which the Signing Value exceeds the Closing Value.

1.2	Scala confirms that at the date of this Merger Protocol (i) 22,846,575 Shares are issued and outstanding and (ii) a total of 1,920,175 options to acquire a corresponding number of Shares under the share option plan of Scala are outstanding.

1.3	Subject to clause 4.4, Epicor shall prepare and file with the United States Securities and Exchange Commission (the “SEC”), as soon as reasonably practicable following the date hereof and in any event before the 30 day anniversary of the date hereof, a registration statement on Form S-4 under the United States Securities Act of 1933 (the “1933 Act”) to register the offer and sale of Offered Common Stock pursuant to the Offer (the “Registration Statement”). Epicor shall prepare and file with the Authority for the Financial Markets (Autoriteit Financiële Markten) (“AFM”) as soon as reasonably practicable following the date hereof, a Bte-prospectus under the Securities Act (as defined in Clause 1.7) to register the offer and sale of Offered Common Stock pursuant to the Offer (the “Bte-Prospectus”). The Registration Statement shall include a draft of the Offering Memorandum (as defined in Clause 1.7) and shall function as the basis for the Bte-Prospectus. The Registration Statement and the Bte-Prospectus shall comply as to form and substance in all respects with the requirements of the 1933 Act, the Securities Act (as defined in Clause 1.7), the Decree (as defined in Clause 7.3) and the rules and regulations of Euronext Amsterdam N.V. and Nasdaq. Scala will provide Epicor with all information reasonably requested by Epicor which is required to prepare and file the Registration Statement and the Offering Memorandum included therein and the Bte-Prospectus. The Registration Statement, on the date filed with the SEC, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that Epicor shall not be responsible for information supplied in writing by Scala for inclusion in the Registration Statement, and Scala shall not be responsible for information supplied in writing by Epicor for inclusion in the Registration Statement.

Epicor will respond to any comments from the SEC on the Registration Statement and the AFM on the Bte-Prospectus, will use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to complete the Offer and the transactions contemplated by this Merger Protocol until the Settlement Date. Epicor will promptly provide in writing to Scala and its counsel any comments of the SEC and the AFM with respect to the Registration Statement and the Bte-Prospectus promptly after receipt and Scala will co-operate with Epicor in preparing responses to such comments. Epicor will use all reasonable efforts to respond promptly to all such comments. Epicor shall provide Scala with all copies of any written correspondence and telephonic notification of any verbal communication with the SEC and the AFM by it or its counsel with respect to the Registration Statement or the Bte-Prospectus. Epicor shall promptly correct any information provided by it for use in the Registration Statement and the Bte-Prospectus to the extent that it shall have become false or misleading in any material respect or omit to state any material fact, and Epicor agrees to use all reasonable efforts to prepare and file with the SEC an amendment to the Registration Statement and, to the extent the Registration Statement is effective, to have the amendment declared effective and disseminate a revised Offering Memorandum to holders of Shares, in each case to the extent required by the Securities Act. Scala shall promptly notify Epicor if any information provided by it for inclusion in the Registration Statement shall have become false or misleading in any material respect or has omitted to state any material fact. The last sentence will apply mutatis mutandis to the Bte-Prospectus.

1.4	The announcement of the intention to make the Offer is expected to be made on Thursday, 13 November 2003 11.00 p.m. (PST), Friday, 14 November 2003 8.00 a.m. (CET) (the “Announcement”) by way of a press release to be issued by Epicor and Scala and a copy of which is attached hereto as Annex A.

1.5	Provided that this Merger Protocol is not terminated in accordance with Clause 18, Epicor shall, in accordance with the laws and regulations applicable to the Offer, commence the Offer on 14 December 2003 provided that all of the commencement conditions set forth in Clause 4 are satisfied or waived.

1.6	For purposes of this Merger Protocol, the “Tender Closing Date” shall be the date and time on which the period ends during which Scala shareholders can tender their Shares to Epicor under the Offer, which in any event shall be at least 23 business days after the date the Offer is commenced. Epicor shall, subject to the satisfaction of the offer conditions set forth in clause 5, declare the Offer unconditional (gestand doen) within five (5) Euronext trading days from the Tender Closing Date. Once declared unconditional (gestand gedaan), Epicor shall acquire within three (3) Euronext trading days all Tendered Shares in exchange for the Offer Price (the “Settlement Date”).

1.7	Epicor shall prepare the offering memorandum (biedingsbericht) (together with all amendments and supplements thereto, hereinafter referred to as the “Offering Memorandum”), which shall be made publicly available in the Netherlands. Epicor shall procure that the Offered Common Stock may be offered to the shareholders of Scala in accordance with the Supervision of the Securities Trade Act 1995 (“Wet toezicht effectenverkeer 1995”); (the “Securities Act”). Scala shall provide all information with respect to Scala requested by Epicor and necessary for the preparation of the Offering Memorandum, the Bte Prospectus and the Registration Statement. Scala and its counsel shall be given the opportunity to review and comment on the Registration Statement, including the Offering Memorandum and the Bte Prospectus, before each is filed with the SEC and the AFM made publicly available in the Netherlands.

2.	Approval and Recommendation

2.1	Provided that this Merger Protocol shall not have been terminated in accordance with its terms, the managing board and the supervisory board of Scala (the “Boards”) shall (a) unanimously support the Offer at the Offer Price and recommend it for acceptance to the shareholders of Scala, and take all necessary corporate action to that effect; and (b) make their unanimous recommendations in the Offering Memorandum.

2.2	Scala confirms that the Boards have unanimously approved and consented to the Offer and the reference to their unanimous recommendation of the Offer in the Announcement.

3.	Fairness Opinion

3.1	The Boards shall use their best efforts to obtain a fairness opinion which states that the Offer Price is fair to the holders of Shares from a financial point of view, as soon as possible from Fortis Bank (Nederland) N.V. or another reputable bank (the “Fairness Opinion”), which efforts must be exerted until at least the earlier of (i) obtaining the Fairness Opinion or (ii) the three-week anniversary of the date hereof. In view of such short time period, Epicor shall supply promptly all information needed to prepare such Fairness Opinion. The Fairness Opinion will be included in the Offering Memorandum.

4.	Commencement Conditions

4.1	Notwithstanding any other provision of this Merger Protocol, Epicor shall be required to commence the Offer if all of the following events (“Commencement Conditions”) occur or have occurred prior to 14 December 2003 (the “Termination Date”):

4.1.1	there shall not have occurred and be continuing anything which (i) makes it illegal or otherwise prohibits Epicor to make the Offer in accordance with the terms of this Merger Protocol or to accept the Shares; (ii) imposes material limitations on the ability of Epicor to acquire or hold or to exercise full rights of ownership of the Shares; or (iii) requires divestiture by Epicor or any of its subsidiaries of any Shares or of any part of its business or the business of Scala.

4.1.2	since the Announcement Date there shall not have occurred any event, change or development which has had or would be reasonably expected to result in a Material Adverse Change (as defined below);

4.1.3	this Merger Protocol shall not have been terminated in accordance with its terms;

4.1.4	Scala shall have received the Fairness Opinion;

4.1.5	the due diligence review of Scala conducted by and on behalf of Epicor has not resulted in adverse findings which in the aggregate and in the context of the Offer constitute a Material Adverse Change (as defined below) provided that any such finding is reported by Epicor to Scala in writing before the three week anniversary of the date hereof;

4.1.6	that the Boards have not revoked the intended unanimous favourable recommendation of the Offer;

4.1.7	no third party has obtained the right to acquire, or has agreed to acquire or take up shares to be issued by Scala or a substantial part of the assets, or business of Scala or Scala’s group companies;

4.1.8	Scala has not breached this Merger Protocol in any material respect;

4.1.9	the Boards have not taken any action or made public any announcement that may prejudice or frustrate the Offer;

4.1.10	the Registration Statement shall have been filed by Epicor with the SEC;

4.1.11	any or all (at Epicor’s option) of the following employees of Scala shall agree to continue to be employed pursuant to their existing employment agreements for a period of at least six months after the Tender Closing Date so as to waive all existing “change of control” benefits (in exchange for a cash payment of $25,000, 50% of which to be paid on the Settlement Date and the remainder to be paid upon the expiration of the six month period): Sergey Schvedov, Andreas Kemi and Jan Palmquist. Barbara Moorhouse shall agree to continue her employment under her existing employment agreement for a period of five months after the Tender Closing Date; and

4.1.12	the individual members of the Boards and all of the current holders of 5% or more of the Shares that are Affiliates (as defined below) of Scala, if any, have agreed to validly tender, and not withdraw, any of the Shares that they own, to Epicor pursuant to and in accordance with the Offer (once made and declared unconditional) subject to this Merger Protocol not having been terminated. “Affiliate” means a person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with either Scala or

Epicor as relevant in the context.

4.2	Epicor has the right to waive in whole or in part the Commencement Conditions set forth in the Clauses 4.1.1 (ii) and (iii), 4.1.2, 4.1.5, 4.1.6, 4.1.7, 4.1.8, 4.1.9, 4.1.11 and 4.1.12 for the commencement of the Offer. The parties may jointly waive all conditions.

4.3	“Material Adverse Change” shall mean any material adverse change, facts or circumstances in respect of Scala and its subsidiaries’ business, taken as a whole, which as of the date of this Merger Protocol were not known to Epicor (including without limitation, developments, national and/or international in financial, political and/or economic circumstances) and which would be of such a significant impact on the value of the business of Scala in the light of the strategic nature of the Offer that Epicor cannot reasonably be expected to commence the Offer .

4.4	Notwithstanding Clause 4.1, if as a consequence of an act or omission of Scala in breach of this Merger Protocol the Registration Statement is not filed with the SEC before the Termination Date, Epicor shall postpone the date for making the Offer by a period of not longer than two weeks after Scala’s cure of such breach or breaches.

5.	Offer Conditions

5.1	The Offer will be declared unconditional (gestand gedaan) subject to the fulfilment of the following conditions (the “Offer Conditions”):

5.1.1	on or before the Tender Closing Date the number of Shares tendered under the Offer, together with the Shares held, directly or indirectly, by Epicor, represents at least 95% of the issued and outstanding share capital of Scala at the Tender Closing Date;

5.1.2	no third party has obtained the right to acquire, or has agreed to acquire or take up shares to be issued by Scala or a substantial part of the assets, or business of Scala or Scala’s group companies;

5.1.3	that the Boards have not revoked the unanimous favourable recommendation of the Offer;

5.1.4	that all regulatory approvals necessary for the Offer are obtained;

5.1.5	that the Offer is not rendered impossible in part or in whole or materially adversely affected by any decisions of competent courts or authorities;

5.1.6	prior to the Tender Closing Date there have been no material facts or circumstances which at the time of commencing the Offer were not known to Epicor (including without limitation, extraordinary developments, national and/or international in financial, political and/or economic circumstances) and which would be of such a very significant impact on the value of the business of Scala that Epicor cannot reasonably be expected to declare the Offer unconditional (gestand doen);

5.1.7	there shall not have occurred and be continuing anything which (i) makes it illegal or otherwise prohibits Epicor to declare the Offer unconditional in accordance with the terms of this Merger Protocol or to accept the Shares; (ii) imposes material limitations on the ability of Epicor to acquire or hold or to exercise full rights of ownership of the Shares; or (iii) requires divestiture by Epicor or any of its subsidiaries of any Shares or of any part of its business or the business of Scala;

5.1.8	Scala has not breached this Merger Protocol in such material respect relevant to Epicor’s determination to declare the Offer unconditional (gestand doen);

5.1.9	that the AFM has not issued, and is not conducting an investigation that would reasonably be expected to result in the issuance of, in connection with the Offer a public reprimand or instruction following infringement of any of the stipulations of the Securities Act prior to the Tender Closing Date with the effect that the securities institutions in the Netherlands would not be allowed to co-operate with the settlement of the Offer and Euronext Amsterdam N.V. shall not have suspended and continue to suspend Scala’s listing on Euronext;

5.1.10	the Registration Statement to register the Offered Common Stock shall have been declared effective under the 1933 Act and shall not be the subject of any stop order or proceedings seeking a stop order.

5.2	Other than the Offer Conditions set forth in Clauses 5.1.1, 5.1.7(i) and 5.1.10, Epicor has the right to unilaterally waive in whole or in part any of the Offer Conditions which have not been satisfied on or before the Tender Closing Date.

5.3	In the event that the Offer Condition referred to in Clause 5.1.1 has not been satisfied on the Tender Closing Date, Epicor shall be entitled to waive this Offer Condition; provided that the number of Shares tendered into the Offer represents at least 80% of the issued and outstanding share capital of Scala at the Tender Closing Date. If the Offer Condition referred to in Clause 5.1.1 is not capable of being waived unilaterally by Epicor because less than 80% of the Shares have been tendered into the Offer as of the Tender Closing Date, Epicor will consult with Scala and the parties by mutual agreement may decrease the number of Shares required to be tendered to satisfy such Offer Condition and/or extend the Offer period for a mutually agreed number of days.

5.4	If Clause 5.1.4 or 5.1.10 has not been satisfied on the Tender Closing Date, the date for fulfilment may be unilaterally extended by Epicor for up to 60 days (and shall be so extended if the only conditions that have not been satisfied or waived, subject to the provisions of this Clause 5.4, at such time are Clauses 5.1.4 and 5.1.10). Other than as provided with respect to Clause 5.1.1, if Epicor has not satisfied or waived the Offer Conditions other than those set forth in Clauses 5.1.4 and 5.1.10 on the Tender Closing Date, the tender period for the Offer may only be extended by mutual agreement of the parties.

6.	Due Diligence and Information Provision

6.1	After the signing of this Merger Protocol by all parties hereto, Epicor shall be entitled to conduct a due diligence investigation of Scala including, without limitation, a due diligence investigation of the financial, accounting, legal, tax, market, product, operational, customer, technical and current trading conditions of Scala. Scala will render its full co-operation to the proper performance of the due diligence review and will disclose any and all information reasonably requested by Epicor promptly. During the due diligence investigation, Epicor and its advisors will have the right to visit the site and the offices of Scala during normal working hours and after having made an appointment with the relevant representatives of Scala. Furthermore, the management and other key employees of Scala will be made available, as reasonably appropriate, to discuss relevant issues and respond to relevant questions. Epicor will use reasonable best efforts to not disturb the daily business of Scala group during the due diligence investigation and to make the due diligence procedures as efficient as possible. The due diligence investigation described in this Clause shall ultimately end on the Offer Date. After the Offer Date, the parties agree that Epicor will continue to have access for such further due diligence as is reasonable in view of the anticipated integration of the parties.

7.	Undertakings

7.1	As of the date hereof until the earlier of the date on which this Merger Protocol has been terminated in accordance with Clause 18 or the Settlement Date, each of Scala and Epicor will conduct its business in the ordinary course, consistent with past practices. Each of the parties shall use all reasonable commercial efforts to procure that no material adverse change occurs in its capital, its businesses, its assets or its operations or those of its subsidiaries and joint ventures taken as a whole. Each of the parties shall procure that its subsidiaries comply with Clause 7.1 and, in the case of Scala, Clause 7.2. If a material adverse change occurs in the capital, businesses, assets or operations of either party or of its subsidiaries and joint ventures taken as whole, the affected party will notify the other party promptly (and supply copies of all relevant information).

7.2	In particular, Scala shall not, other than in the ordinary course of business in accordance with its current business plans and budgets, without the prior written consent of Epicor:

7.2.1	make any distributions to its shareholders;

7.2.2	procure any capital reorganisation, including, and without limitation, the issue of new securities (including shares), except pursuant to the current share option plans of Scala, provided that if shares are to be issued pursuant to such plans, Scala will inform Epicor thereof accordingly;

7.2.3	incur any indebtedness or guarantee any indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

7.2.4	grant option rights on existing or new securities (including shares), grant rights with respect to profits and/or similar rights to any third party, including, for the avoidance of doubt, any member of each of the Boards or employees, other than pursuant to the current share option plans of Scala;

7.2.5	enter into any new employment, severance, consulting or salary continuation agreements with any officers, directors or employees or grant any increases in compensation, severance or benefits to employees or non-equity performance awards;

7.2.6	adopt or amend in any employee benefit plan or arrangement, stock option plan or stock purchase plan;

7.2.7	amend or otherwise modify the terms of sale with respect to any products or technology of Scala, including existing customer contracts, outside of the ordinary course of business;

7.2.8	sell, license or transfer to any person or entity any rights to any intellectual property of Scala outside of the ordinary course of business;

7.2.9	amend its articles of association;

7.2.10	change the composition of the Boards;

7.2.11	merge or consolidate with or into any other business or materially change in any manner the character of its business;

7.2.12	make any acquisition or divestiture or other (capital) expenditure;

7.2.13	take any actions with respect to its working capital or fail to maintain adequate working capital to fund its ordinary business operations;

7.2.14	take any actions resulting in obligations for Scala or which may impose liabilities on Scala in excess of EUR 25,000;

7.2.15	or agree to any of the foregoing.

7.3	Scala will convene a meeting of its shareholders as is required to provide them with necessary information concerning the Offer in accordance with the Decree pursuant to the Securities Act (“Besluit toezicht effectenverkeer 1995”) (the “Decree”). At the request of Scala, Epicor will provide information reasonably necessary for such meeting of shareholders and will make the necessary persons available to attend such meeting.

7.4	The parties will co-operate fully with each other in progressing the Offer.

8.	Anti Trust

8.1	Epicor and Scala shall, promptly after the signing of this Merger Protocol, prepare and file with any relevant authorities any necessary notifications or other submissions required by any anti-trust or similar laws or regulations and shall supply to the relevant anti-trust authorities all information which is required by those authorities to investigate the Offer, and shall closely co-operate in respect of any necessary contacts and filings with such authorities.

9.	Composition of Boards of Scala and Epicor

9.1	Epicor take all requisite action, effective as of the Tender Closing Date, to cause its Board of Directors to be expanded to enable Andreas Kemi to be appointed to Epicor’s Board of Directors, effective as of the consummation of the Offer.

9.2	The parties acknowledge that it is desirable that Epicor acquire all of the Shares and that the Shares not being tendered pursuant to the Offer shall be acquired pursuant to compulsory buy-out procedures from remaining minority shareholders or other procedures or legal actions in accordance with the laws of the Netherlands, including a legal merger between Scala and one or more subsidiaries of Epicor.

9.3	The parties acknowledge that Epicor intends to terminate the listing agreement between Scala and Euronext Amsterdam N.V. in relation to the listing of the Shares as soon as possible after the consummation of the Offer.

9.4	Provided that Scala has agreed to waive or lower the condition referred to in Clause 5.1.1 pursuant to Clause 5.2, promptly upon the purchase by Epicor of Shares representing not less than 51% of the outstanding share capital of Scala, Scala shall convene an extraordinary general meeting of shareholders in accordance with law for the election of such number of directors, rounded upon the next whole number to serve on the each of the Boards as will give Epicor representation on each of the Boards equal to (i) the total number of members of each such Board (after giving effect to the election of any additional members pursuant to this Clause 9.4) and (ii) the percentage that the number of Shares beneficially owned by Epicor (including Shares accepted for payment) bears to the outstanding share capital of Scala. Scala shall use reasonable best efforts to secure the resignations of such number of members of each such Board as is necessary to enable Epicor’s designees to be elected and shall cause Epicor’s designees to be so elected.

9.5	All supervisory board members will resign as of the Settlement Date. Upon resignation each supervisory board member will receive an additional full annual payment of EUR 25,000. Upon resignation the chairman of the supervisory board will receive an additional full annual payment of EUR 50,000. On the Settlement Date each supervisory board members will tender its resignation letter, a copy of which is attached hereto as Annex B.

10.	Strategy, Management and Organisation

10.1	The parties acknowledge that during discussions regarding the Offer they have identified considerable cultural affinity between their organisations which they believe will form the foundation of an effective combined organisation.

10.2	In the spirit of supporting a combined organisation, Epicor intends to:

10.2.1	create a strong international player in the ERP (and ERP II) mid-market sector;

10.2.2	identify future product development for the Epicor “E-Division” to be based around the product suite of Scala;

10.2.3	further strengthen the adoption by Epicor and Scala of Microsoft core technologies for future development;

10.2.4	capitalise upon and extend Scala’s presence in it’s core market areas, i.e. CIS, China, Nordic and Eastern Europe; and

10.2.5	strive to create a centralised R&D function for the Epicor “E-Division” and Scala based around existing Scala facilities.

10.3	Epicor agrees that it will facilitate and encourage full consultation with Scala over forms of rationalisation or reorganisation plans involving staff or facilities of Scala.

11.	Exclusivity

11.1	Except as provided in Clause 11.2, Scala agrees not to, directly or indirectly, and not to authorise or permit any of its subsidiaries or any of its or their respective officers, directors, managing directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to (a) solicit, encourage (whether by the provision of information or otherwise) or engage in discussions with other parties regarding the sale of Shares or merger, association, acquisition or other similar transaction concerning Scala or its subsidiaries or their businesses unless and until termination of this Merger Protocol has taken place in terms of Clause 18 hereof, or (b) enter into a transaction with any person, other than Epicor, concerning the possible acquisition by such person of the Shares or part thereof or any material portion of the assets of Scala (in each case whether by way of merger, purchase of capital stock, or otherwise) unless and until termination of this Merger Protocol has taken place on the terms of Clause 18 hereof.

11.2	In the event of any unsolicited competing offer for the Shares which is substantially better for Scala and its shareholders with a view to the price offered and the proposed strategy, nothing in this Merger Protocol shall prohibit the members of the Boards to the extent necessary to comply with their fiduciary duties from considering or engaging in discussions or negotiations regarding such competing offer or making recommendations (and withdrawing the recommendation otherwise in this Merger Protocol) to the shareholders of Scala in respect thereof. Scala shall immediately notify Epicor in writing of such unsolicited competing offer and shall consult with Epicor as to whether, or how to proceed with the Offer. Epicor shall inform Scala within two business days after the notification whether or not it will materially match such alternative proposed offer and inform Scala of the terms of such alternative proposed offer.

11.3	Scala shall keep Epicor reasonably informed on a current basis of the status of any competing proposal, offer or inquiry, including, without limitation, with respect to discussions or negotiations relating thereto, the identity of the person or persons making such proposal, offer or inquiry and the terms of any such proposal, offer or inquiry and any material amendments or modifications thereto, if such proposal, offer, or inquiry is of the type which the members of the either of the Boards have determined is substantially better for Scala and its shareholders with a view to the price offered and the proposed strategy, and either of the Boards has determined that it is necessary to comply with its fiduciary duties to consider or engage in discussions or negotiations regarding such competing proposal, offer, or inquiry or make any recommendations (or withdraw the recommendation otherwise in this Merger Protocol) to the shareholders of Scala in respect thereof.

12.	Public Co-operation

12.1	Parties shall consult with each other with respect to, and prior to, any and all public announcements and meetings with the media, analysts and shareholders related to the Offer.

13.	Options

13.1	Scala shall comply and shall procure that the trustee of The Scala Share Option Scheme shall comply with the provisions of Section 3.6 of The Scala Share Option Plan Scheme Rules and the terms of any other outstanding and exercisable option and other right to acquire Shares, including by providing the written notice required in Section 3.6 of The Scala Share Option Scheme Rules. Any outstanding but unexercised stock option under The Scala Share Option Scheme or other outstanding and unexercised option or other right to acquire Shares shall cease.

14.	Break Up Charges

14.1	Notwithstanding any available non-monetary remedies, if the Offer is not consummated due to any breach of the obligations under this Merger Protocol, the party who has caused such breach shall, without any demand or prior notice, be obliged to promptly pay the other party an amount, as fixed damages, equal to EUR 3 million.

14.2	In the event that (i) a Third Party Transaction has been approved or recommended by one or both of the Boards and/or submitted by one or both of the Boards for approval by the shareholders, (ii) the Merger Protocol is terminated (other than a termination pursuant to Clause 18.2.2 or 18.2.3 if the principal cause of the failure of the Commencement Conditions or the Offer Conditions, respectively, resulting in such termination was a material breach of this Merger Protocol by Epicor) at a point in time at which Clause 5.1.1 has not been satisfied or waived by Epicor (x) a Third Party Transaction (A) has been announced by a third party, (B) has not been withdrawn by such third party at the time of termination of this Merger Protocol and (C) is superior in value to the Offer Price at the time of termination and (y) a Third Party Transaction with such third party of its Affiliates is completed within 6 months of such termination of this Merger Protocol, or (iii) either of the Boards has revoked the unanimous favourable recommendation of the Offer (whether or not such revocation constitutes a breach of this Merger Protocol, and in the case it does so constitute such a breach, then the EUR 1.5 million fee shall be credited against the EUR 3 million fee payable pursuant to Clause 14.1), Scala agrees, in consideration of Epicor having incurred substantial costs (including but not limited to internal costs, advisory fees and other out of pocket expenses, loss of profits and opportunity costs), and having made substantial efforts in relation to the Offer and furthermore having through the Offer enhanced the possibility of a third party proposing a Third Party Transaction, to pay Epicor a fee which is equal to EUR 1.5 million immediately upon the service of a written and documented request to it. For the purposes of this Clause a Third Party Transaction shall mean a public announcement indicating for the first time that a bona fide third party is preparing, has prepared or made a public offer for the Shares or an indication that a third party has obtained the right to acquire, or has agreed to acquire or take up shares to be issued by Scala in an amount of more than 51% of its then outstanding capital or a substantial part of the assets, or business of Scala or Scala’s group companies.

15.	Costs

15.1	Any costs incurred by the parties in connection with the preparation for or performance of obligations under this Merger Protocol or in connection with the preparation or conclusion of the Offer shall be for their own account.

16.	Confidentiality

16.1	The parties shall not disclose the existence and content of this Merger Protocol and the discussions and negotiations concerning the Offer to any third party except to the extent that it is obliged to make such a disclosure pursuant to applicable provisions of the Exchange Act, Securities Act, the Decree, the rules and regulations of Euronext Amsterdam N.V. and otherwise in accordance with applicable law or a binding decision of a court or other governmental authority or as agreed in advance between the parties. Where possible, the disclosing party shall consult the other parties prior to disclosure about the form and contents of this disclosure.

16.2	The parties shall not, and shall procure that their Affiliates shall not, divulge or communicate to any company, person or entity any confidential information or information of an apparently confidential nature whatsoever concerning the business of each other (for the purposes of this Clause, “Confidential Information”) except to the extent required pursuant to applicable provisions of the Exchange Act, Securities Act, the Decree, the rules and regulations of Euronext Amsterdam N.V. and otherwise in accordance with applicable law or a binding decision of a court or other governmental authority or as agreed in advance between the parties. If the Merger Protocol is terminated, upon request of the other party each party shall immediately return any Confidential Information or, to the extent not possible or otherwise agreed with the other party, destroy such Confidential Information and any copies made thereof.

17.	Stand Still

17.1	As from the date hereof until 6 months following the Termination Date, Epicor shall, and shall procure that its Affiliates, not, without the prior written approval of Scala, in any manner acquire, agree to acquire, make any proposal or offer to acquire any Shares other than pursuant to the terms and conditions of the Offer as set out in this Merger Protocol.

18.	Termination

18.1	The parties acknowledge that time is of the essence and that the Offer should be completed as soon as possible.

18.2	This Merger Protocol and the rights and obligations hereunder will immediately terminate upon written notice:

18.2.1	if Epicor and Scala mutually agree in writing;

18.2.2	by Epicor or Scala, if any or all of the Commencement Conditions shall not be satisfied and such conditions precedent have not been waived by the Termination Date (provided that the right to terminate this Agreement pursuant to this clause (b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Commencement of the Offer to occur on or before such date);

18.2.3	by Epicor or Scala because not all the Offer Conditions are satisfied, and the unsatisfied conditions precedent capable of being waived have not been waived by the relevant party ultimately on the earlier of (i) the date on which an announcement will be made whether the Offer will be declared unconditional and (ii) 31 May 2004 (provided that the right to terminate this Agreement pursuant to this clause 18.2.3 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the of the Offer to be consummated on or before such date);

18.2.4	if there shall be any Law that makes consummation of the Offer illegal or prohibited, or if any court of competent jurisdiction or other governmental entity shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting consummation of the Offer and such order, judgment, decree, ruling or other action shall have become final and non-appealable;

18.2.5	by Scala if Scala has not received the Fairness Opinion on or before the three week anniversary hereof;

18.2.6	by Epicor or Scala if Scala has revoked its intended unanimous favourable recommendation of the Offer pursuant to Clause 11.2.

18.3	Notwithstanding the termination of this Merger Protocol in accordance with the terms of this Clause 18, Clause 14 to Clause 20 shall remain in full force and effect.

19.	Severability

19.1	Should any provision of this Merger Protocol be or become invalid, illegal or unenforceable under the governing law, the other provisions of this Merger Protocol shall not be affected, and, to the extent permissible under the governing law, the Parties will use their best efforts to modify said invalid, illegal, or unenforceable provisions so as to comply with such law.

20.	Governing Law And Forum

20.1	This Merger Protocol shall be governed exclusively by Dutch law.

20.2	Disputes arising in connection with this Merger Protocol, including disputes concerning the existence and validity thereof, shall be resolved exclusively by the competent courts in Amsterdam.

20.3	The above subsections shall also apply to disputes arising in connection with agreements that are connected with this agreement, unless the relevant agreement expressly provides otherwise.

21.	Definitive Agreement

21.1	The definitive agreement of the parties with respect to the Offer will be reflected in the Offering Memorandum.

THUS SIGNED AND AGREED IN DUPLICATE ON 14 NOVEMBER 2003

Scala Business Solutions N.V.	Epicor Software Corporation

/s/ Jan-Erik Lundberg Name: Jan-Erik Lundberg Title: Chairman, Supervisory Board	/s/ L. George Klaus Name: L. George Klaus Title: Chairman of the Board, President and Chief Executive Officer

/s/ Jan Palmquist Name: Jan Palmquist Title: Chief Operating Officer